SCHEDULE “A”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Second Quarter Ended August 31, 2003

THE SECOND FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:
For the financial quarter ended:	August 31, 2003
Date of report:	October 28, 2003

Name of issuer:	STARFIELD RESOURCES INC.
Issuer’s address:	420 625 Howe Street, Vancouver BC
Issuer’s fax no.:	(604) 608-0344
Issuer’s telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director’s name:	Glen Indra	Date signed: October 30, 2003
Director’s name:	Glen MacDonald	Date signed: October 30, 2003

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2003

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at August 31, 2003 and the interim statements of loss and deficit and cash flows for the second quarter then ended from the information provided by Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“Loewen, Stronach & Co.”
Vancouver, BC
October 28, 2003	Chartered Accountants

STARFIELD RESOURCES INC.
INTERIM BALANCE SHEET
AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	August 31	February 28
	2003	2003
	$	$
ASSETS

CURRENT ASSETS
Cash	3,799	5,433
Accounts receivable	35,907	206,744
Refundable deposits	35,000	35,000
Prepaid expenses	38,850	1,050
	113,556	248,227
MINERAL PROPERTIES (Note 4)	21,860,116	21,326,644
CAPITAL ASSETS (Note 5)	17,924	20,765
	21,991,596	21,595,636

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,081,958	1,253,342
Large corporate capital tax payable	22,507	35,186
Current portion of obligation under capital leases	-	4,852
Loans payable (Note 6)	248,000	299,000
	1,352,465	1,592,380

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 7)	26,274,653	24,989,811
CONTRIBUTED SURPLUS	558,074	558,074
DEFICIT	(6,193,596)	(5,544,629)
	20,639,131	20,003,256
	21,991,596	21,595,636

APPROVED BY THE DIRECTORS:

     ”Glen Indra”                           .
Glen Indra, Director

     “Glen MacDonald”               .
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2003	2003	2003	2002
	August 31, 2003	$	$	$	$

EXPENSES
Consulting fees	979,625	49,430	41,075	84,943	129,607
Travel and conferences	932,001	33,101	96,813	138,402	146,569
Rent and office services	717,312	64,902	45,264	130,618	96,230
Stock-based compensation	558,074	-	-	-	425,750
Accounting and legal	554,107	36,338	22,577	36,802	41,146
Advertising and promotion	487,942	7,758	17,656	58,883	66,289
Computer	297,136	15,137	19,909	29,420	47,160
Transfer and regulatory fees	289,008	4,721	18,526	17,122	27,946
Office	279,739	9,294	8,431	21,993	24,253
Management fees	234,000	12,000	12,000	24,000	24,000
Investor relations	197,020	12,000	10,000	24,000	19,000
Interest and bank charges	143,603	25,577	1,182	62,082	2,630
Telephone	90,569	3,469	3,212	8,440	8,228
Amortization	44,042	1,421	1,981	2,841	3,962
Interest on capital leases	29,294	-	2,181	1,055	3,481
Business and property evaluations	28,353	-	-	-	-
Office equipment rent	28,065	4,248	4,145	8,907	6,530
Loss on disposition of capital assets	5,096	-	-	-	5,096
Interest income	(7,586)	(85)	(19)	(541)	(245)
LOSS BEFORE THE FOLLOWING	5,887,400	279,311	304,933	648,967	1,077,632
Write-off of mineral claims	271,010	-	-	-	-
LOSS BEFORE INCOME TAXES	6,158,410	279,311	304,933	648,967	1,077,632
Large corporate capital tax	35,186	-	4,221	-	7,718

LOSS	6,193,596	279,311	309,154	648,967	1,085,350
DEFICIT – BEGINNING	-	5,914,285	4,350,768	5,544,629	3,574,572

DEFICIT – ENDING	6,193,596	6,193,596	4,659,922	6,193,596	4,659,922

LOSS PER SHARE		0.0044	0.0063	0.0103	0.0220

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

		Second Quarter ended		Year-to-date
	April 22, 1994	August 31	August 31	August 31	August 31
	(inception) to	2003	2002	2003	2002
	August 31, 2003	$	$	$	$
OPERATING ACTIVITIES
Loss
Add non-cash items:	(6,193,596)	(279,311)	(309,154)	(648,967)	(1,085,350)
Stock-based compensation	558,074	-	-	-	425,750
Amortization	44,042	1,421	1,981	2,841	3,962
Loss on disposition of capital assets	5,096	-	-	-	5,096
Write-off mineral claims	271,010	-	-	-	-
	(5,315,374)	(277,890)	(307,173)	(646,126)	(650,542)
Cash provided by changes in non-cash working capital items:
Accounts receivable	(35,907)	17,964	(62,713)	170,837	(165,893)
Share subscriptions receivable	-	-	(521,000)	-	(521,000)
Refundable deposits	(35,000)	-	-	-	-
Prepaid expenses	(38,850)	(29,800)	44,875	(37,800)	(51,405)
Accounts payable and accrued liabilities	1,081,959	65,688	981,319	(171,384)	1,217,350
Large corporate capital tax payable	22,507	554	4,221	(12,679)	7,718
	(4,320,665)	(223,484)	139,529	(697,152)	(163,772)
INVESTING ACTIVITIES
Mineral properties	(20,431,126)	(373,087)	(1,994,806)	(533,472)	(3,432,686)
Acquisition of capital assets	(22,019)	-	-	-	-
	(20,453,145)	(373,087)	(1,994,806)	(533,472)	(3,432,686)
FINANCING ACTIVITIES
Loans payable	248,000	(249,000)	285,600	(51,000)	285,600
Future income taxes	-	-	123,799	-	123,799
Repayment of capital lease liability	(45,044)	-	(2,051)	(4,852)	(3,901)
Issuance of common shares, units and special warrants net of
issue costs	24,574,653	847,342	1,319,273	1,284,842	2,227,113
	24,777,609	598,342	1,726,621	1,228,990	2,632,611
INCREASE IN CASH	3,799	1,771	(128,656)	(1,634)	(963,847)
CASH – beginning	-	2,028	137,555	5,433	972,746
CASH – ending	3,799	3,799	8,899	3,799	8,899

Notes to statement of cash flows:
1) Interest and income taxes paid
Interest paid	165,852	25,577	2,181	63,137	5,867
Income taxes paid	12,679	(554)	-	12,679	-
2) Non-cash operating, financing and investing activities:
Issuance of common shares for finder fees	33,350	-	-	-	20,550
Capital asset disposed of for amount equal to capital
lease liability	16,346	-	-	-	16,346

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements have be prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed, or omitted. In the opinion of management, these financial statements included all adjustments necessary for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies as used in the annual financial statements and should be read in conjunction with the audited financial statements of the Company for the year ended February 28, 2003. The results of operations for any interim period are not necessarily indicative of the results of operations of any other interim period or full fiscal year.

Note 2	OPERATIONS

a)

Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

b)

Going Concern

These financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

c)

Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements and underwritings and short-term loans.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of financial statements and revenue and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

c)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax deductions arising from the exploration expenditures. The amounts of these tax deductions are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

d)

Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	e)	Capital Assets and Amortization Capital assets are recorded at cost with amortization provided as follows:

Computers 30% diminishing balance
Office equipment 20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.

f)

Income Taxes

Income taxes are provided for in accordance with the liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

g)

Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

h)

Stock-based Compensation Plans

The Company uses the fair value based method. The method defines the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 4	MINERAL PROPERTIES

	August 31	February 28
	2003	2003
	$	$
Ferguson Lake claims (1)
· Property acquisition deposit	75,000	75,000
· Treasury shares issued	1,700,000	1,700,000
· Annual advance royalty	125,000	125,000
· Exploration work (3)	19,955,116	19,426,644
	21,855,116	21,326,644
Starfield / Wyn Ferguson Lake project (2)
· Annual advance royalty	5,000	-
Total mineral properties costs	21,860,116	21,326,644

(1) Ferguson Lake claims:

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(2) Starfield / Wyn Ferguson Lake project:

In July 2003, the Company signed a Letter of Intent with Wyn Developments Inc. whereby the Company can earn a 50% interest in 5,165 hectares that are contiguous to the Eastern and Western boundaries of the existing Ferguson Lake claims property. Under the terms of agreement, the Company must expend $500,000 over the next three years and the Company must contribute an additional $75,000 for exploration in year 2004. In addition, the Company must pay $15,000 and $10,000 advance royalties on July 1, 2004 and July 1, 2005 respectively.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 4	MINERAL PROPERTIES (continued) (3) Deferred Exploration Work breakdown:

	Year-to-date	Year ending
	August 31	February 28
	2003	2003
	$	$
Balance – beginning	19,426,644	12,945,574
· Diamond drilling	5,776	1,963,986
· Air support including helicopter moves	12,382	1,861,349
· Personnel	319,957	1,538,245
· Camp support costs including fuel requirements	105,455	733,107
· Analytical and geophysical services	52,660	286,189
· Mobilization and demobilization	32,242	98,194
	528,472	6,481,070
Balance – ending	19,955,116	19,426,644

Note 5	CAPITAL ASSETS

		August 31		February 28
		2003		2003
	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$
Computer	36,721	23,720	13,001	3,157
Office equipment	9,461	4,538	4,923	3,824
Computers under capital lease	-	-	-	12,138
Office equipment under
capital lease	-	-	-	1,646
	46,182	28,258	17,924	20,765

Note 6

LOANS PAYABLE

The Company obtained unsecured short-term loans to finance its operations. All loans are repayable within a year, bearing interest at varying rates. During the period, the Company paid a total of $15,000 interest for its short-term loans.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 7	SHARE CAPITAL

	August 31	February 28
	2003	2003
	$	$
Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred Shares
Issued and fully paid:
65,080,707 Common shares
(February 28, 2003 – 59,276,262)	25,427,311	23,577,761
Obligation to issue shares:
Units (1)	847,342	1,412,050
	26,274,653	24,989,811

(1)
3,123,885 June 2003 units were subscribed as of August 31, 2003 at $0.30 per unit. Each unit when exercised will result in one common share and a share purchase warrant. The Company raised $847,342, net of $89,824 finder fees, from issuance of the units. 1,504,950 of the shares are flow-through shares whereby the company renounced $451,485 in exploration expenses, transferring the income tax deduction to the shareholders. (See Subsequent Events Note 10 a).

During the period issued share capital increased as follows:

	Second Quarter ended		Year-to-date
	August 31, 2003		August 31, 2003
	#	$	#	$
For cash:
– exercise of options	-	-	-	-
– exercise of warrants	-	-	-	-
Non-cash transactions:
Exercise of obligation to issue
shares instruments (1)
– Units conversion (net)	-	-	5,804,445	1,849,550
	-	-	5,804,445	1,849,550

(1)
The Company has signed irrevocable agreements and received funds from unit subscribers whereby it has an obligation to issue common shares and purchase warrants to the subscribers without additional cash consideration when the subscribers convert their units.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 7	SHARE CAPITAL (continued)

a)

Options and stock based compensation plans

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital. Stock options outstanding:

Date of Grant	Price	Balance Feb 28, 2003	Granted	Exercised	Balance August 31, 2003	Expiration date
May 4, 1999	$0.50	88,000	-	-	88,000	May 4, 2004
Nov 19, 1999	$0.40	100,000	-	-	100,000	Nov 19, 2004
Jan 21, 2000	$0.40	200,000	-	-	200,000	Jan 21, 2005
Apr 10, 2000	$0.50	65,000	-	-	65,000	Apr 10, 2005
May 4, 2001	$0.50	632,000	-	-	632,000	May 4, 2006
Oct 24, 2001	$0.50	1,250,000	-	-	1,250,000	Oct 24, 2006
Mar 8, 2002	$0.40	800,000	-	-	800,000	Mar 8, 2007
Mar 8, 2002	$0.90	450,000	-	-	450,000	Mar 8, 2007
Feb 14, 2003	$0.40	2,340,000	-	-	2,340,000	Feb 14, 2008
		5,925,000	-	-	5,925,000

b)	Warrants Share purchase warrants outstanding:

Date of Grant	Price	Balance Feb.28, 2003	Granted	Exercised	Expired	Balance August 31, 2003	Expiration date
Oct 11, 2001	$0.60	2,246,862	-	-	2,246,862	-	Apr 11, 2003
Dec 28, 2001	$0.55	101,250	-	-	101,250	-	Jun 28, 2003
Aug 27, 2001	$0.55	2,401,000	-	-	2,401,000	-	Aug 27, 2003
Aug 1, 2002	$0.75	7,151,195	-	-	-	7,151,195	(1)Oct 23, 2003
Dec 28, 2001	$0.75	3,000,000	-	-	-	3,000,000	Dec 28, 2003
Aug 1, 2002	$0.50	375,000	-	-	-	375,000	Feb 1, 2004
Dec 31, 2002	$0.35	1,028,750	-	-	-	1,028,750	Jun 30, 2004
Jan 24, 2003	$0.45	-	5,804,445	-	-	5,804,445	Jul 24, 2004
Aug 27, 2001	$0.55	1,000,000	-	-	-	1,000,000	Aug 27, 2004

		17,304,057	5,804,445	-	4,749,112	18,359,390

(1) See subsequent events note 10 c.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 8	RELATED PARTY TRANSACTIONS During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	August 31, 2003	February 28, 2003
	$	$
Due to (from) related party – a
company with a common
director	33,907	(10,393)

	Second quarter ended	Year-to-date
	August 31, 2003	August 31, 2003
	$	$
Expenses:
Management fees – a
company with a common	12,000	24,000
director

Note 9

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, refundable deposits and accounts payable and accrued liabilities, and loans payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 10	SUBSEQUENT EVENTS

a)
In September 2003, the Company raised an additional $1,091,820, net of $112,980 finder fees, from its June 2003 private placement. 4,016,000 June 2003 placement units were priced at $0.30 per unit. Each unit is comprised of one common share and a share purchase warrant; each purchase warrant together with $0.45 entitles the holder to purchase a further share for a period of 18 months.

b)
In October 2003, the Company announced a private placement of $1,450,000, which is subject to regulatory approval. The placement consists of 7,250,000 units at $0.20 per unit. Each non flow-through unit is comprised of one common share and one full non flow-through share purchase warrant; each purchase warrant together with $0.25 entitles the holder to purchase a further share for a period of 24 months. Each flow-through unit is comprised of one common share and one-half non flow-through share purchase warrant; two one-half non flow-through share purchase warrant together with $0.25 entitles the holder to purchase a further share for a period of 24 months.

	c)	On October 23 2003, 7,151,195 purchase warrants @$0.75 expired.

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 11

UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

a)

Exploration Expenditures

Under CDN GAAP, exploration expenditures of each mineral property, or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold, abandoned or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

b)

Stock-Based Compensation

The Company adopted FASB No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB No. 123 “Accounting for stock-based Compensation””. FASB No. 148 allows a change to the fair value based method of accounting for stock-based employee compensation prospectively. The Company adopted the new FASB No. 148 for the year-end February 28, 2003. As the change coincides with the change of Canadian generally accepted accounting principles presentation for the year-end, there are no differences between CDN GAAP and US GAAP on stock-based compensation presentation.

	c)	The following summarizes the balance sheet items with material variations under US GAAP:

	August 31	February 28
	2003	2003
	$	$
Mineral property	-	-
Share capital	29,367,577	28,082,735
Additional paid-in capital	722,574	722,574
Deficit	(31,311,136)	(30,128,697)

STARFIELD RESOURCES INC.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE SECOND QUARTER ENDED AUGUST 31, 2003
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTE 11	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

		April 22 1994	Year -to-date
		(Inception) to	August 31	August 31
		August 31	2003	2002
		2003	$	$
	Loss under CDN GAAP	6,193,596	648,967	1,085,350
	US GAAP material adjustments:
	· Write-off of mineral property expenditures	20,431,126	533,472	3,432,686
	· Share for mineral property	1,700,000	-	-
	· Reversal of mineral property write-off	(271,010)	-	-
	· Deposit and advances receivable adjustment	120,000	-	-
	· Compensation expense:
	- Management services	45,500	-	-
	- escrow share release	3,092,924	-	-
	· Interest expense on related party debt	11,384	-	-
	· Loan forgiveness	(12,384)	-	-
	Loss under US GAAP	31,311,136	1,182,439	4,518,036
	Loss per share under US GAAP
			0.0194	0.0915
	Weighted average number of shares		60,904,040	49,346,802

e)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Additional	Accumulated	Shareholders’
	Capital	paid-in	Deficit	equity
		Capital		(Deficiency)
	$	$	$	$
Balance – February 28, 2003	28,082,735	722,574	(30,128,697)	(1,323,388)
Share capital issued under CDN GAAP	1,284,842	-	-	1,284,842
Loss under CDN GAAP	-	-	(648,967)	(648,967)
US GAAP material adjustments:
· Stock-based compensation under
CDN GAAP	-	-	-	-
· Mineral property write-off	-	-	(533,472)	(533,472)
Balance – August 31, 2003	29,367,577	722,574	(31,311,136)	(1,220,985)